Exhibit 99.1

MIND C.T.I. LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the "Meeting") of MIND C.T.I. Ltd. (the "Company") will be held on June 30, 2022, at 10:00 A.M. (Israel time), at the offices of the Company, 2 HaCarmel Street, Yoqneam Ilit 2066724, Israel, for the following purposes:

(i)
to appoint Fahn Kanne & Co. Grant Thornton Israel as the Company’s independent auditor until the close of the following Annual General Meeting and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so;

(ii)	to re-approve the existing Compensation Policy;
(iii)	to approve an amendment to the Articles of Association to add forum selection provisions;
(iv)	to re-elect Ms. Monica Iancu as a Class I director of the Company until the close of 2025 Annual General Meeting of Shareholders of the Company; and
(v)	to discuss the Company’s audited financial statements for the year ended December 31, 2021.

Shareholders of record at the close of business on May 26, 2022 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person, subject to applicable health guidelines.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person. All proxies must be received at least 72 hours prior to time fixed for the Meeting.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company’s Register of Shareholders.

By Order of the Board of Directors, Monica Iancu Chief Executive Officer

Dated: May 19, 2022

MIND C.T.I. LTD.
2 HaCarmel Street
Yoqneam Ilit 2066724, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares"), of MIND C.T.I. Ltd. (the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2022 Annual General Meeting of Shareholders (the "Meeting"), or at any adjournment or postponements thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on June 30, 2022, at 10:00 A.M. (Israel time), at the offices of the Company, 2 HaCarmel Street, Yoqneam Ilit 2066724, Israel.

The agenda of the Meeting shall be as follows:
(i)
to appoint Fahn Kanne & Co Grant Thornton Israel, as the Company’s independent auditor until the close of the following Annual General Meeting and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so;

(ii)	to re-approve the existing Compensation Policy;
(iii)	to approve an amendment to the Articles of Association adding forum selection provisions;
(iv)	to re-elect Ms. Monica Iancu as a Class I director of the Company until the close of 2025 Annual General Meeting of Shareholders of the Company; and
(v)	to discuss the Company’s audited financial statements for the year ended December 31, 2021.

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and timely delivered, will be voted in favor of all the matters to be presented at the Meeting, as described above. All proxies must be received at least 72 hours prior to the time fixed for the Meeting.

On all matters to be considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present. “Broker non-votes” are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner. Brokers and other nominees have discretionary voting authority under the applicable rules of the New York Stock Exchange to vote on "routine" matters. This means that if a brokerage firm holds your shares on your behalf, those shares will not be voted with respect to non-routine matters on the agenda of the Meeting, unless you provide voting instructions by way of your proxy card.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on May 26, 2022 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about May 30, 2022 and will be solicited chiefly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares. The deadline for the submission of position statements is June 20, 2022.

On May 1, 2022 the Company had 20,104,326 outstanding Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding the Ordinary Shares conferring in the aggregate at least 25% of the outstanding Ordinary Shares, present in person or by proxy or written ballot, will constitute a quorum at the Meeting. If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, at the same time and place. At such adjourned meeting, any two shareholders shall constitute a quorum.

PRINICIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of May 1, 2022, unless otherwise specified, by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.

Name of Beneficial Owners	Total Shares Beneficially Owned		Percentage of Ordinary Shares (1)
Monica Iancu	3,316,625	(2)	16.5%
Invesco Ltd. and affiliates	1,216,450	(3)	6.1%
Morgan Stanley and affiliates	1,273,975	(4)	6.3%

___________
(1)          Based on 20,104,326 ordinary shares outstanding on May 1, 2022.
(2)          Based on a Schedule 13G/A filed with the SEC on March 5, 2015.
(3)	Based on a Schedule 13G filed with the SEC on February 12, 2021.
(4)	Based on a Schedule 13G filed with the SEC on February 11, 2022.

EXECUTIVE COMPENSATION

For information relating to the compensation of our five most highly compensated officers with respect to the year ended December 31, 2021, please see "Item 6. Directors, Senior Management and Employees – B. Compensation of Directors and Executive Officers – Summary Compensation Table" in our annual report on Form 20-F for the year ended December 31, 2021.

BOARD DIVERSITY MATRIX (AS OF MAY 19, 2022)

Nasdaq’s recently adopted Board Diversity Rule is a disclosure standard designed to encourage a minimum board diversity objective for companies and provide stakeholders with consistent, comparable disclosures concerning a listed company’s current board composition. A company that has five or fewer directors is required to have, or explain why it does not have, at least one director who self-identifies as female, an underrepresented minority or LGBTQ+. Our current board composition is in compliance with these requirements. Each term used above and in the matrix below has the meaning given to it in Nasdaq Listing Rule 5605(f). The matrix below provides certain highlights of the composition of our Board members based on self-identification.

Country of Principal Executive Office - Israel

Foreign Private Issuer - Yes

Disclosure Prohibited under Home Country Law - No

Total Number of Directors – 5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	1

ITEM 1 – APPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the shareholders will be asked to approve the appointment of Fahn Kanne & Co. Grant Thornton Israel (“Fahn Kanne”), a member firm within Grant Thornton, as our independent registered public accounting firm until our next Annual General Meeting. The appointment of Fahn Kanne was recommended by our Audit Committee and by our Board of Directors on May 12, 2002. Fahn Kanne is independent of the Company, and during the two most recent fiscal years and the subsequent interim period, neither the Company nor anyone on its behalf consulted Fahn Kanne regarding any matter that requires disclosure under applicable SEC rules.

Our current independent registered public accounting firm is Brightman Almagor Zohar & Co. (“Brightman”), certified public accountants in Israel and a firm in the Deloitte Global Network. Due to continually increasing fees, our Audit Committee and Board of Directors decided not to recommend the reappointment of Brightman at the Meeting. The remuneration paid to Brightman for audit and non-audit services provided to the Company in the years 2020 and 2021 is set forth in the Company's annual report on Form 20-F and will be presented at the Meeting. Brightman’s report on the Company’s financial statements for the past two years did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. During the two most recent fiscal years and the subsequent interim period, there were no disagreements with Brightman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of Brightman, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report, and there were no “reportable events” (as defined in Item 16F(a)(1)(v) of SEC Form 20-F).

Under the Israeli Companies Law, 5759–1999 (the “Companies Law”), the shareholders of the Company are authorized to appoint the Company’s independent auditor and to authorize the Board of Directors to determine its remuneration. The Company’s Board of Directors has authorized its Audit Committee to determine the Auditor’s remuneration for audit and non-audit services, as contemplated by the Sarbanes-Oxley Act of 2002.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Fahn Kanne & Co. Grant Thornton Israel., be, and it hereby is, appointed as the independent auditors of the Company until the close of the Company’s next Annual General Meeting, and that the Board of Directors of the Company be authorized to determine the auditor’s remuneration or to delegate the Audit Committee thereof to do so.”

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

 ITEM 2 – TO RE-APPROVE THE EXISTING COMPENSATION POLICY

Pursuant to the Companies Law, we are required to adopt a policy governing the compensation of our officers and directors. On May 26, 2019, our shareholders approved the Company’s existing Compensation Policy (the "Compensation Policy"). The Compensation Policy was filed with the Securities and Exchange Commission on April 16, 2019 as an annex to our annual proxy statement and can be accessed here:
https://www.sec.gov/Archives/edgar/data/1119083/000117891319001146/exhibit_99-1.htm.

In general, according to the Companies Law, a compensation policy is required to be recommended for approval by the Compensation Committee, followed by the approval of the Board of Directors and finally by the shareholders of the Company (by a special majority).

The compensation policy must be reviewed from time to time by the Compensation Committee and the Board, in order to consider its adequacy, and must be reapproved in accordance with the abovementioned approval process at least once every three years.

Our Compensation Committee and Board of Directors recommend reapproving the existing Compensation Policy.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to re-approve the existing Compensation Policy.”

Adoption of this proposal requires the affirmative vote of a majority of Ordinary Shares present at the meeting, in person, by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least the majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the matter; or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders or interested parties does not exceed two percent of the total voting rights in the Company.

The Company does not have a controlling shareholder, but our officers and directors are deemed to have a personal interest in this proposal. The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the proposal. Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted. Under the Companies Law, a "personal interest" of a shareholder: (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO; and (ii) excludes an interest arising solely from the ownership of the Company's shares. To avoid confusion, in the form of proxy card, we refer to such a personal interest as a “personal benefit or other interest”.

The enclosed form of proxy includes a box you can mark to confirm that you are not a "controlling shareholder" and do not have a personal interest in this matter. If you do not mark this box, your vote will not be counted. If you are unable to make this confirmation and want to vote, please notify the Company accordingly by phone: +972-4-9936666, fax: +972-4-9937776 and/or email: investor@mindcti.com or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then notify the Company on your behalf.

According to the Companies Law, even if the shareholders do not approve the Compensation Policy, the Compensation Committee and the Board of Directors may thereafter approve the Compensation Policy, provided that they have determined based on detailed reasoning and a re-evaluation of the Compensation Policy, that the Compensation Policy is in the best interests of the Company despite the opposition of the shareholders.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 3 - AMENDMENT OF ARTICLES OF ASSOCIATION TO ADD FORUM
SELECTION PROVISIONS

Background

Our Board of Directors has approved and recommends that our shareholders approve an amendment to our Articles of Association to add a new Article 72 to provide that, unless we consent in writing to the selection of an alternative forum, the federal courts of the United States shall be the exclusive forum for the resolution of any claim arising under the Securities Act of 1933, as amended.

Additionally, the amendment will include a provision in our Articles of Association which provides that the competent courts in Tel Aviv, Israel will be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israel Securities Law, 5728-1968.

Reasons for the Amendment

We believe that having the forum selection provisions will (i) allow for the consolidation of multi-jurisdiction litigation and help reduce the risk that the outcome of cases in multiple jurisdictions could be inconsistent, (ii) help deter state court forum-shopping and (iii) provide efficiencies in managing the procedural aspects of litigation. Given these considerations, our Board of Directors has determined that it is in the best interests of the Company and its shareholders that the Articles of Association be amended to include these forum selection provisions. With respect to the provision setting the competent courts in Tel Aviv, Israel as the exclusive forum for certain disputes, the State of Israel is where the Company is incorporated and whose law governs such disputes. The Israeli courts have developed considerable expertise in dealing with corporate law issues involving Israeli companies, including those listed in the United States, as well as a substantial and influential body of case law construing Israel’s corporate law and long-standing precedent regarding corporate governance.

Effect of the Amendment

Although we are seeking approval of these provisions for the reasons cited above, if these provisions are approved and implemented, the effects of this amendment may include, but are not limited to, that these provisions could discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable.

The amendments will only regulate the forums where shareholders may file certain claims; it does not restrict the ability of our shareholders to bring such claims, nor does it affect the remedies available if such claims are successful. Moreover, the Company will retain the ability to consent to an alternative forum in circumstances where the Company determines that its interests and those of its shareholders are best served by permitting a particular dispute to proceed in a forum other than the U.S. federal district courts or the Tel Aviv courts, as applicable. There is, however, uncertainty as to whether a court would enforce these provisions.

Language of Proposed Amendment

If approved, the amendment would enable us to add to our Articles of Association a new Article 72 to read as follows:

FORUM FOR ADJUDICATION OF DISPUTES

72.
FORUM FOR ADJUDICATION OF DISPUTES

(a) Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act of 1933, as amended, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by the Company, its officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional or entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. The foregoing provisions of this Article 72 shall not apply to causes of action arising under the U.S. Securities Exchange Act of 1934, as amended.

(b) Unless the Company consents in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Securities Law.

Any person or entity purchasing or otherwise acquiring or holding any interest in shares of the Company shall be deemed to have notice of and consented to the provisions of this Article 72.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the amendment of the Company’s Articles of Association to add forum selection provisions as set forth in the Proxy Statement and to amend and restate the Articles of Association accordingly.”

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 4 – TO APPROVE THE RE-ELECTION OF MS. MONICA IANCU AS A CLASS I
DIRECTOR OF THE COMPANY UNTIL THE CLOSE OF 2025 ANNUAL GENERAL
MEETING OF SHAREHOLDERS OF THE COMPANY

Under the Company’s Articles of Association, our Board of Directors (excluding our External Directors) is divided into three classes of directors designated as Class I, Class II and Class III, which are differentiated by the dates of expiration of the terms of office of their respective directors.

Ms. Monica Iancu is a member of Class I of the Board of Directors, and her term of office will expire at the Meeting. If Ms. Monica Iancu is re-elected, her term of office will expire at the Company’s 2025 Annual General Meeting of shareholders.

Ms. Iancu founded the Company in 1995 and has served as its President and Chief Executive Officer since inception and, until April 6, 2012, also served as the Chairperson. Ms. Iancu holds a B.Sc. degree in Computer Science and a Master of Sciences Degree in Computer Sciences (Telecommunications) from the Technion, Israel Institute of Technology.

On May 12, 2022, the Company’s Audit Committee (acting in its capacity as our Nominating Committee) and Board of Directors resolved to recommend that our shareholders re-elect Ms. Monica Iancu as a Class I Director for an additional term until the Company’s Annual General Meeting to be convened in 2025. The reasons underlying this resolution include Monica's leadership towards sustained profitability over the past two decades, her intimate knowledge of the Company and its industry, her understanding of both the business and financial aspects of the Company and her expertise with Board practices and corporate governance. The Company’s Audit Committee and Board of Directors believe that Ms. Iancu's re-election as a Director is in the best interest of the Company.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to re-elect Ms. Iancu as a Class I director of the Company to serve until the Annual General Meeting to be convened in 2025.”

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 5 - FINANCIAL STATEMENTS

The Company has filed its audited financial statements for the year ended December 31, 2021 (the “Financial Statements”) in its annual report on Form 20-F, which has been filed with the Securities and Exchange Commission on April 11, 2022. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company’s SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement.

The Financial Statements were approved by the Board of Directors as required by the Companies Law. The Company will hold a discussion with respect to the Financial Statements at the Meeting. This item will not involve a vote of the shareholders.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting. If any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

Dated: May 19, 2022

By Order of the Board of Directors, Monica Iancu Chief Executive Officer